Exhibit 99.1

13 August 2004	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street SYDNEY NSW 2000 Telephone: (02) 8274 5274 Fax: (02) 8274 5217

GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir

Special Commission of Inquiry

During proceedings at the Inquiry today, counsel for James Hardie Industries NV responded to various questions and undertook to provide a written statement in response to questions from the Commissioner, Mr David Jackson QC concerning James Hardie’s proposed statutory scheme. The attached response will be provided to the Commission today.

The public hearings of the Inquiry are now concluded and the Commissioner has advised the final report is scheduled to be delivered to the NSW Governor on 21 September 2004.

Yours faithfully

/s/ Alan T. Kneeshaw

A T KNEESHAW
MANAGER SECRETARIAL SERVICES

Response to the Commissioner’s questions concerning the scheme proposed by JHI NV

At T4044-4045, it was indicated that JHI NV wished to make a written response to the three aspects as stated by the Commissioner as follows:

COMMISSIONER: Well, so far as I’m concerned, am I right in understanding the position as being that I’m able to say that subject to approval by the board of JHI NV-

MEAGHER: And its shareholders.

COMMISSIONER: And its shareholders, that the proposal is that there be an endeavour to arrive at a scheme whereby all persons who might have claims from time to time against Amaca/Amaba arising from asbestos manufacture and so on and so on in the past, would be the subject of the scheme in the first place.

The second thing is that the scheme would be one, an endeavour of which would be to arrive at a relatively simple and expeditious way of assessing the claims and dealing with them and ensuring payment for victims as expeditiously as possible.

And a third aspect of it would be to the extent of which in any period such as a year, there might be a shortfall or a proposed likely shortfall that that sum would be one that would be made up by JHI NV.

As to the first aspect, JHI NV confirms that it proposes to ask its shareholders to approve a scheme which would apply to all persons who might have claims from time to time against Amaca and Amaba and JHIL arising from asbestos manufacture. The scheme would be funded by JHI NV in a manner to be agreed and JHI NV acknowledges that its obligation to do so may have to be secured in some way. In order to seek to quantify the magnitude ofthe proposal, JHI NV’s proposal is based on:

(A)	the level of compensation to those claimants being the same as that assumed by the KPMG report as at 30 June 2003 indexed so as to maintain value in real terms, and

(B)	the anticipated number of claimants being that given by the KPMG report.

As to the second aspect, JHI NV confirms that it seeks to have put in place a simple and expeditious administrative process of assessing the claims, dealing with them and providing payment for victims as expeditiously as possible. The expense and stresses of litigation would be removed or considerably reduced.

As to the third aspect, JHI NV recognises the possibility that the number of legitimate claimants may ultimately exceed the number projected in arriving at the KPMG central estimate. It accepts that any scheme will have to accommodate that possibility and that those additional claims would have to be funded. It expects that this question would be addressed in discussions concerning the working out of the detail of the scheme and in that context JHI NV accepts that it may have to fund the claims of those additional claimants.

As has been stated by Counsel, the board of JHI NV must be satisfied that the funding of such a scheme is affordable and the proposal must be approved by the shareholders.